UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 30, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Alberto Griselli assumes the positions of CFO and IRO of the Company on an interim basis

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44/21, communicates to its shareholders, the market in general the following:

On today's date, the Company's Board of Directors elected Mr. Alberto Mario Griselli, Chief Executive Officer (“CEO”) of the Company, to assume the positions of Chief Financial Officer (“CFO”) and Investor Relations Officer (“IRO”), on an interim basis, as of February 1st, 2023.

Therefore, the positions of CEO, CFO and IRO will be temporarily accumulated by Mr. Griselli.

The Company reiterates that the procedures for appointing the new responsible for the positions of CFO and IRO have already started and expresses, once again, thanks to Ms. Camille Loyo Faria for her commitment and dedication in performing her duties throughout her management period and wishes her success in her new professional path.

Rio de Janeiro, January 30th, 2023.

TIM S.A.
Alberto Griselli Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 30, 2023	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer